EXHIBIT 99.1

PRESS RELEASE

Banro Provides an Operations Update

Toronto, Canada – July 23, 2014 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") wishes to provide a brief overview of progress at its Twangiza and Namoya mines in the Democratic Republic of the Congo (“DRC”).

Namoya Update
“The quality of the ore at Namoya is not in question. The metallurgy and grade are as expected,” commented Banro board chairman Richard Brissenden. “The excess volume of fine material in the part of the ore body currently being mined is proving to be the challenge. The operations team on the ground proceeded through the early commissioning phase, as they would for any mine at this stage, adjusting solutions, volumes and rates. During the early weeks of commissioning, they believed they could make the necessary and conventional adjustments to the process to accommodate the higher than anticipated volume of fines – this was part of the natural course of commissioning.”

More recently, the operations team determined that modifications would need to be made to the wet circuit to accommodate the current fines content, which is larger than anticipated and beyond the capacity of some elements of the processing plant. While the adjustments will cause some delay in reaching peak production, the mine can continue to produce gold from the gravity circuit (which also recovers gold from the fines) and the heap leach process, which is designed for the coarser material. The projected gold production is as outlined in the July 9, 2014 press release.

Banro has engaged the services of Kappes Cassiday and Associates (KCA), a firm which specializes in the development, engineering and implementation of extractive metallurgical processes for the mining industry. KCA will be on site at Namoya early next week to assess the current plant and assist in the evaluation and development of options.  Namoya will continue production during this evaluation process.

Twangiza
The tonnage throughput at the Twangiza mine is now in a range consistent with expectations following the plant adjustments made in 2013 and completed earlier this year and the advent of the current drier season. “We are very pleased with the Twangiza operation,” commented Brissenden. “Daily throughput tonnage is being maintained at higher, more acceptable levels than prior periods and recoveries have stabilized. We are now seeing the positive effects of the plant enhancements made in the past several quarters and will continue to ‘push’ components of the plant to further optimize production.”

Banro will report Q2 2014 financials in mid-August.

Qualified Person

Daniel K. Bansah, Head of Projects and Operations and a "qualified person" (as such term is defined in National Instrument 43-101), has reviewed and approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, info@banro.com, and follow the Company on Twitter @banrocorp.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof) and costs, and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; uncertainties relating to the availability and costs of financing needed in the future; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.